Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10738

This is a Supplement to StartEngine’s Offering Circular filed March 15, 2018 and should be read in conjunction therewith. It consists of preliminary unaudited first quarter 2018 financial information for StartEngine Crowdfunding Inc. and subsidiaries. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2018 until 120 days after the end of our fiscal year and we are not required to file financial information for the first six months of 2018 until 90 days after the end of that period.

Balance Sheet

March 31,
2018
ASSETS
Current Assets
Cash	$986,513
Available-for-sale securities	2,370,167
Accounts receivable, net of allowance	693,112
Other current assets	309,530
Total Current Assets	4,359,322

Property and equipment, net	6,361
Investment - warrants	201,124
Intangible assets	20,000
Other assets	20,950
Total Assets	$4,607,757

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$241,959
Accrued liabilities	109,315
Deferred revenue	876,664
Total Current Liabilities	1,227,938

Stockholders' Equity
Series A preferred stock	5,566,473
Series Seed preferred stock	1,750,000
Common stock	68
Additional paid-in capital	3,164,218
Accumulated other comprehensive loss	(34,131)
Accumulated deficit	(7,066,809)
Total Stockholders' Equity	3,379,819

Total Liabilities & Stockholders' Equity	$4,607,757

This information includes preliminary data and financial information with respect to our results for Q1 of 2018. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2018 until 120 days after the end of our fiscal year and we are not required to file financial information for the first six months of 2018 until 90 days after the end of that period.

Income Statement

Three Months Ended
March 31, 2018
Revenues	$847,404
Cost of revenues	344,599
Gross Profit	502,805

Operating Expenses
General and administrative	741,786
Sales and marketing	429,463
Research and development	112,589
Total Operating Expenses	1,283,838
Operating Loss	(781,033)

Other (Income) Expense
Other income	(4,724)
Net Loss	$(776,309)

This information includes preliminary data and financial information with respect to our results for Q1 of 2018. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2018 until 120 days after the end of our fiscal year and we are not required to file financial information for the first six months of 2018 until 90 days after the end of that period.

1

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

StartEngine Crowdfunding, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of StartEngine Crowdfunding, Inc. and subsidiaries (collectively the “Company”) which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StartEngine Crowdfunding, Inc. and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon
Newport Beach, CA
April 30, 2018

2

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
Assets
Current assets:
Cash	$954,599	$149,177
Available-for-sale securities	1,566,192	2,645,909
Accounts receivable, net of allowance	159,100	97,578
Other current assets	27,885	-
Total current assets	2,707,776	2,892,664

Property and equipment, net	7,005	7,228
Investments - warrants	201,124	75,162
Intangible assets	20,000	20,000
Other assets	20,950	29,835
Total assets	$2,956,855	$3,024,889

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$163,627	$18,594
Accrued liabilities	398,834	126,869
Deferred revenue	219,425	-
Total current liabilities	781,886	145,463

Total liabilities	781,886	145,463

Commitments and contingencies (Note 5)	-	-

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 3,500,000 shares authorized, 3,254,261 issued and outstanding at December 31, 2017 and 2016, respectively	5,566,473	5,566,473
Series Seed Preferred Stock, par value $0.00001, 3,500,000 authorized, issued, and outstanding	1,750,000	1,750,000
Common stock, par value $0.00001, 25,000,000 shares authorized, 6,754,501 and 6,414,167 shares issued and outstanding at December 31, 2017 and 2016, respectively	68	64
Additional paid-in capital	1,638,426	27,778
Subscription receivable	(105,267)	-
Accumulated other comprehensive income	(34,131)	(104,463)
Accumulated deficit	(6,640,600)	(4,360,426)
Total stockholders' equity	2,174,969	2,879,426
Total liabilities and stockholders' equity	$2,956,855	$3,024,889

See accompanying notes to consolidated financial statements.

3

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2017	2016

Revenues	$2,046,948	$308,370

Cost of revenues	729,108	543,725

Gross profit (loss)	1,317,840	(235,355)

Operating expenses:
General and administrative	2,228,369	1,478,166
Sales and marketing	918,184	542,017
Research and development	356,047	684,291
Total operating expenses	3,502,600	2,704,474

Operating loss	(2,184,760)	(2,939,829)

Other expense (income):
Interest income	-	(359)
Other expense	33,745	-
Other income	(26,052)	(68,824)
Realized loss on available-for-sale securities	79,100	8,929
Realized loss on warrant exercise	-	50,082
Total other expense (income)	86,793	(10,172)

Loss before provision for income taxes	(2,271,553)	(2,929,657)

Provision for income taxes	8,621	911

Net loss	$(2,280,174)	$(2,930,568)

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	70,332	(104,463)
Total other comprehensive income (loss)	$70,332	$(104,463)

Comprehensive loss	$(2,209,842)	$(3,035,031)

Weighted average earnings per share - basic and diluted	$(0.35)	$(0.41)
Weighted average shares outstanding - basic and diluted	6,427,350	7,135,153

See accompanying notes to consolidated financial statements.

4

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-	Subscription	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Receivable	Income (Loss)	Deficit	Equity
December 31, 2015	3,215,574	$5,500,000	3,500,000	$1,750,000	7,274,167	$73	$17,606	$-	$-	$(1,429,858)	$5,837,821
Sale of Series A Preferred Stock	38,687	66,473	-	-	-	-	-	-	-	-	66,473
Restricted common stock repurchased	-	-	-	-	(860,000)	(9)	(77)	-	-	-	(86)
Stock option compensation	-	-	-	-	-	-	10,249	-	-	-	10,249
Net loss	-	-	-	-	-	-	-	-	-	(2,930,568)	(2,930,568)
Other comprehensive loss	-	-	-	-	-	-	-	-	(104,463)	-	(104,463)
December 31, 2016	3,254,261	$5,566,473	3,500,000	$1,750,000	6,414,167	$64	$27,778	$-	$(104,463)	$(4,360,426)	$2,879,426
Sale of common stock	-	-	-	-	340,334	4	1,629,536	(105,267)	-	-	1,524,273
Offering costs	-	-	-	-	-	-	(99,843)	-	-	-	(99,843)
Stock option compensation	-	-	-	-	-	-	80,955	-	-	-	80,955
Net loss	-	-	-	-	-	-	-	-	-	(2,280,174)	(2,280,174)
Other comprehensive gain	-	-	-	-	-	-	-	-	70,332	-	70,332
December 31, 2017	3,254,261	$5,566,473	3,500,000	$1,750,000	6,754,501	$68	$1,638,426	$(105,267)	$(34,131)	$(6,640,600)	$2,174,969

See accompanying notes to consolidated financial statements.

5

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016

Cash flows from operating activities:
Net loss	$(2,280,174)	$(2,930,568)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,517	876
Bad debt expense	70,700	60,006
Fair value of warrants received for fees	(159,707)	(75,162)
Change in fair value of warrant investments	33,745	-
Realized loss on cashless warrant exercise	-	50,082
Realized loss on available-for-sale securities	79,100	-
Stock-based compensation	80,955	10,249
Changes in operating assets and liabilities:
Accounts receivable	(132,222)	(155,584)
Other current assets	(27,885)	-
Accounts payable	145,033	(47,377)
Accrued liabilities	271,965	11,446
Deferred revenue	219,425	-
Net cash used in operating activities	(1,696,548)	(3,076,032)

Cash flows from investing activities:
Purchase of property and equipment	(2,294)	(8,104)
Purchase of available-for-sale securities	(577,307)	(4,413,468)
Sale of available-for-sale securities	1,648,256	1,703,573
Deposits and other	8,885	(10,891)
Net cash provided by (used in) investing activities	1,077,540	(2,728,890)

Cash flows from financing activities:
Proceeds from sale of common stock	1,524,273	-
Offering costs	(99,843)	-
Proceeds from sale of Series A preferred stock	-	66,473
Repurchase of restricted common stock	-	(86)
Net cash provided by financing activities	1,424,430	66,387

Increase (decrease) in cash and cash equivalents	805,422	(5,738,535)
Cash and cash equivalents, beginning of year	149,177	5,887,712
Cash and cash equivalents, end of year	$954,599	$149,177

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$8,621	$911

Non-cash investing and financing activities:
Unrealized gain (loss) on available-for-sale securities	$70,332	$(104,463)
Fair value of warrants received	$159,707	$75,162

See accompanying notes to consolidated financial statements.

6

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc, but changed to the current name on May 8, 2014.  The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as “StartEngine,” the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Primary LLC was formed in October 2017 and is in the process of seeking approval to operate as a registered broker-dealer and alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act which created new rules for Regulation A and increased in 2016 based on the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still at the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments into those campaigns is sufficient for revenues derived from those campaigns and other services to cover our costs. These factors indicate substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through its current working capital, its ongoing Regulation A offering, and increasing revenues. Based on our current capital and ability to reduce cash burn if needed, as well as the increasing revenues as Regulation A and Regulation Crowdfunding become more widely used, Management believes that any substantial doubt about the company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

7

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Available-for-sale securities are made up of mutual and money market funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly-traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly-traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public companies.

Level 3

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Cash	$954,599	$-	$-	$954,599
Available-for-sale securities
Mutual and money market funds	1,556,070	-	-	1,556,070
Common stock equities	10,122	-	-	10,122
Investments - Warrants	-	-	201,124	201,124
	$2,520,791	$-	$201,124	$2,721,915

8

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Cash	$149,177	$-	$-	$149,177
Available-for-sale securities
Mutual funds	2,605,432	-	-	2,605,432
Common stock equities	40,477	-	-	40,477
Investments - Warrants	-	-	75,162	75,162
	$2,795,086	$-	$75,162	$2,870,248

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for 2017 and 2016:

Investments - Warrants
Fair Value at December 31, 2015	90,559
Receipt of warrants	75,162
Exercise of warrants for common stock investment	(90,559)
Fair Value at December 31, 2016	75,162
Receipt of warrants	159,707
Change in fair value of warrants	(33,745)
Fair Value at December 31, 2017	$201,124

The following range of variables were used in valuing Level 3 assets during the years ended December 31:

	2017	2016
Expected life (years)	1-10	10
Risk-free interest rate	1.8-2.4%	2.4%
Expected volatility	44-134%	75-100%
Annual dividend yield	0%	0%

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2017 and 2016 was $22,700 and $32,000, respectively. Bad debt expense for 2017 and 2016 was $70,700 and $60,006, respectively

Uncollectible Advances and Write-offs

At times, we advance issuers money for marketing expenses related to a Regulation Crowdfunding offering according to our policies. These advances are meant to be paid back out of proceeds of the offering and are non-interest bearing. In the event that an issuer offering is not successful and does not raise funds sufficient to cover the advance, we assess the advance for collectability. These advances are considered for a full or partial charge-off or reserve based on how long the advance is past due and management’s assessment of collectability. These advances and relating reserves are included in net accounts receivable in the accompanying consolidated balance sheet.

9

Investment Securities

Available-for-Sale Securities

Our available-for-sale securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of the Company’s stockholders' equity, until realized.

We analyze available-for-sale securities for other-than-temporary impairment quarterly or as there is indication that such review is necessary.

We apply the other-than-temporary impairment standards of Accounting Standards Codification (“ASC”) 320, Investments-Debt and Equity Securities.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership and the power to control. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments - Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our balance sheet and as net gains or losses in other (income) expense, a component of consolidated net income.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to available-for-sale securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as available-for-sale securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as available-for-sale, after applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost and only record adjustments to the value at the time of exit or liquidation though gains or losses on investments securities, in non-interest income, a component of consolidated net income.

10

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed semi-annually. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

∙	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

∙	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

∙	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

∙	The expected remaining life of the warrants in each financial reporting period.

∙	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, we have not capitalized any costs.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

11

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, offering costs of $99,843 for the Regulation A offering were charged to stockholders’ equity. No offering costs were incurred during the year ended December 31, 2016.

Revenue Recognition

The Company recognizes revenues from platform fees, marketing services branded under the name “StartEngine Premium,” sponsorship, and related services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Sponsorships that are for greater than one month are deferred and recognized over the sponsorship period. Platform fees can consist of both cash and warrant consideration and are generally recognized when paid. Warrant consideration is valued at the time the warrants are earned using the Black-Scholes pricing model and recorded as revenue. Certain services performed by the Company, including StartEngine Premium services, are deferred over three (3) to twelve (12) months based on the expected timeline in which the services are expected to be rendered.

For the years ended December 31, 2017 and 2016, revenues consisted of the following:

	2017	2016
Platform and posting fees	$1,416,370	$207,624
StartEngine Premium services	215,500	-
Other revenues	415,078	100,746
	$2,046,948	$308,370

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expense for the years ended December 31, 2017 and 2016 was approximately $20,000 and $24,000, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the years ended December 31, 2017 and 2016, research and development costs were $356,047 and $684,291, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

12

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Stock options totaling 685,000 and 350,000 shares, as well as convertible preferred stock, were excluded from the calculation of diluted earnings per share for the years ended December 31, 2017 and 2016, respectively, because their effect is anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

13

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Available-for-Sale Securities

Available-for-sale securities consisted of the following as of December 31:

	2017	2016
Mutual funds	$1,556,070	$2,605,432
Common stock	10,122	40,477
	$1,566,192	$2,645,909

The Company had $70,332 and $104,463 in unrealized gains and losses, respectively, on mutual funds and common stock held, which is included as unrealized gain (loss) within other comprehensive loss in the consolidated statement of operations and comprehensive loss, for the years ended December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, the Company had realized losses on mutual funds sold of $79,100 and $8,929, respectively.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned and revalued each reporting period. The change in value of the warrants was a decrease of $33,745 for the year ended December 31, 2017 and inconsequential for the year ended December 31, 2016.

NOTE 4 – COMPOSITION OF CERTAIN ASSETS AND LIABILITIES

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	2017	2016
Computer equipment	$6,744	$4,450
Software	3,654	3,654
Total property and equipment	10,398	8,104
Accumulated Depreciation	(3,393)	(876)
	$7,005	$7,228

Depreciation expense for the years ended December 31, 2017 and 2016 was $2,517 and $876, respectively.

As of December 31, 2017 and 2016, accrued liabilities consisted of the following:

	2017	2016
Accrued compensation	$278,760	$100,000
Other accrued liabilities	120,074	26,869
	$398,834	$126,869

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease.

14

In March 2016, the company entered into a three-year Platform Network Collaboration and Data Licensing Agreement (the “Platform Agreement”) with NextGen Crowdfunding, LLC, an entity affiliated with one of our significant preferred stockholders, SE Agoura Investment LLC, which is beneficially owned by Aubrey Chernick. The Platform Agreement calls for the Company and the outside entity to collaborate and for the Company to provide data and certain information to the entity for tracking crowdfunding statistics. In consideration, the company is to receive $75,000 per annum, with the first $75,000 being subject to certain milestones being met as defined by the Platform Agreement. The Company received $25,000 upon execution of the Platform Agreement in 2016, and the remaining $50,000 was earned and received in 2017. The second $75,000 was received in March 2017 and will be earned ratably over 12 months.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 7,000,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares 3,500,000 are designated as Series Seed Preferred Stock (“Series Seed”) and 3,500,000 are designated as Series A Preferred Stock (“Series A”).

Series A Preferred Stock

The Series A have liquidation priority over the Series Seed. The Series Seed has liquidation priority over common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series A shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, before any payment is made to the Corporation’s Series Seed or Common stock an amount equal to $1.7182 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price which equates to a one to one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series Seed shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, after any payment made to Series A, but before any payment is made to the Corporation's Common stock an amount equal to $0.50 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price which equates to on a one to one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, convert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Private Placement – Series A

During 2016, the Company received a cash investment of $66,473 and issued 38,687 shares of Series A, or approximately $1.72 per share.

Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001.

15

Upon Inception, the Company issued 9,000,000 shares of restricted stock to its founders which vest over four years. During 2016, 860,000 unvested shares were repurchased from certain founders for $86. As of December 31, 2017, 326,900 shares of stock remained unvested and will vest in 2018.

During the year ended December 31, 2017, the Company sold 340,334 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $1,629,540 and a subscription receivable of $105,267 related to the sale of these shares. The subscription receivable was collected subsequent to December 31 ,2017. In connection with the offering, the Company recognized offering costs of $99,843, which reduced additional paid-in capital. The Company’s Regulation A offering was ongoing as of December 31, 2017.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,030,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2017 and 2016, the Company granted 335,000 and 100,000 stock options, respectively, under the 2015 Plan to various employees and a contractor. Of these, 75,000 in 2017 were related to a contractor and the remaining were for employees. The granted options had exercise prices ranging from $0.29 to $0.79 for the 2017 granted options and $0.29 for the 2016 granted options and expire in ten years. The 2017 and 2016 granted options vest over four years. The grant date fair value of employee stock options for the years ended December 31, 2017 and 2016 was approximately $148,000 and $14,000, respectively. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2017	December 31, 2016
Expected life (years)	6.1-6.3	6.3
Risk-free interest rate	1.9-2.0%	1.0%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

16

A summary of the Company’s stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2015	250,000	$0.25	9.5
Granted	100,000	0.29	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	350,000	$0.26	8.8
Granted	335,000	0.43	10.0
Exercised	-	-	-
Expired/Cancelled	(10,000)	0.29	8.9
Outstanding at December 31, 2017	685,000	$0.35	8.5

Exercisable at December 31, 2016	175,619	$0.25	8.5
Exercisable at December 31, 2017	271,865	$0.26	7.6

Stock option expense for the years ended December 31, 2017 and 2016 was $80,955 and $10,249, respectively. The Company expects to recognize the remaining value of the employee options through 2021 approximately as follows: $44,000 in 2018, $40,000 in 2019, $40,000 in 2020, and $5,000 in 2021. The outstanding stock options have a weighted average remaining vesting period of approximately 2.1 years. Contractor options are revalued each reporting period.

Stock option expense of $80,955 for the year ended December 31, 2017 was allocated as follows: $1,654 to cost of revenues, $46,149 to general and administrative expenses, $14,322 to sales and marketing expenses, and $18,830 to research and development expenses. Stock option expense of $10,249 for the year ended December 31, 2016 was allocated entirely to general and administrative expenses.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company entered into a Platform Agreement with a related party as described in Note 5.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2017	2016
Current tax provision:
Federal	$-	$-
State	8,621	911
Total	8,621	911

Deferred tax provision:
Federal	(2,206,309)	(1,440,876)
State	(378,410)	(247,115)
Total	(2,584,719)	(1,687,991)
Valuation allowance	2,584,719	1,687,991
Total provision for income taxes	$8,621	$911

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2017	2016
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	5.2%	5.7%
Meals and entertainment	-0.5%	-0.3%
Stock option compensation	-1.3%	-0.1%
Temporary differences:
Change in valuation allowance	-37.0%	-39.3%
Total provision	0.4%	0.0%

17

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2017	2016
Depreciation and amortization	$(56)	$(848)
Reserves and accruals	93,750	94,239
Net operating loss carryforwards	1,647,436	1,658,294
Valuation allowance	(1,741,130)	(1,751,685)
Net deferred tax asset, non-current	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2017, we had available approximately $6,139,815 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

In December 2017, the Tax Cuts and Jobs Act, which provides tax relief for certain corporations, effective January 1, 2018, was passed. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. We are required to recognize the effect of the tax law changes in the period of enactment. The Company’s deferred tax assets decreased $843,589 due to the decrease in the federal statutory rate from 35% to 21%.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company granted 660,000 options to employees and non-employees which will vest over four years. Additionally, the Company has drawn $1,814,511 in cash out of escrow and recognized an additional subscription receivable of approximately $133,000 related to 394,287 shares that have been issued through the Company’s ongoing Regulation A offering.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 30, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

18